Exhibit 99.7

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

December 20, 2010

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided.i

¢	00030000000000000000 4	122010

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

Voting Recommendation:

	FOR ☐	AGAINST ☐	ABSTAIN ☐
The Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of the resolution to be considered at the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

☐ ¢

PROXY

ACERGY S.A.

Proxy Solicited on behalf of the Board of Directors of the Company for

Extraordinary General Meeting December 20, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg on Monday, December 20, 2010 at 12:00 p.m. (local time) (the “Meeting”), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the resolution to be considered at the Meeting.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

No provision of Luxembourg law compulsorily requires the deposit and blockage of shares by shareholders in order to attend and vote at a shareholders meeting or designate a proxy to do so. The Company’s articles provide for a record date system.

(Continued and to be signed on the reverse side)

¢	14475 ¢

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

December 20, 2010

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 2:00 PM EST December 9, 2010.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Extraordinary General Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.i

¢	00030000000000000000 4	122010

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.  To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

	FOR ☐	AGAINST ☐	ABSTAIN ☐
Voting Recommendation: The Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of the resolution to be considered at the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢